Via Facsimile and U.S. Mail
Mail Stop 4720

July 29, 2009

Mr. John Hlywak, Jr.
Executive Vice President and Chief Financial Officer
IntegraMed America, Inc.
2 Manhattanville Road
Purchase, NY 10577

Re: IntegraMed America, Inc.
        Form 10-K for the Year Ended December 31, 2007
        Form 10-K for the Year Ended December 31, 2008
        File No. 000-20260

Dear Mr. Hlywak:

We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief